August 3, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Conformis, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-237351

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Conformis, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 5, 2020, at 4:30 pm Eastern Time, or as soon thereafter as practicable.

Sincerely,

CONFORMIS, INC.
/s/ Mark Augusti
Name:	Mark A. Augusti
Title:	President and Chief Executive Officer

600 Technology Park Drive | Billerica, MA 01821 | 781.345.9001 | 781.345.0147